Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Private Placement Financing

Vancouver, BC – March 15, 2010: Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that, subject to all applicable regulatory approvals, it has negotiated a non-brokered private placement of 19,750,000 Units at a price of Canadian $0.60 per Unit for gross proceeds of Canadian $11,850,000.

Each Unit will consist of one common share and one-half of one common share purchase warrant, whereby each full warrant shall entitle the holder to purchase one additional common share of the Company for a period of two years from closing at an exercise price of Canadian $0.85 per share.

All securities distributed under the private placement will be subject to a four month plus one day hold period.

Finders’ fees of 5% in the form of cash and warrants will be paid in connection with the private placement.

The proceeds of the private placement will be used for repayment of debt, for completion and development of the Company’s Molejon gold project in Panama, for exploration of the Company’s Oro del Norte mineral concession in Panama, and for working capital.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842-square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.